Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2005	2004	2003	2002	2007	2006
Net loss	(135,819)	(102,505)	(252,298)	(130,031)	(49,903)	(109,243)	(100,219)
Add: fixed charges	45,147	18,942	12,504	10,694	12,335	12,807	42,080

Earnings as defined	(90,672)	(83,563)	(239,794)	(119,337)	(37,568)	(96,437)	(58,139)

Fixed charges:
Interest expensed and capitalized	44,582	17,559	10,988	9,326	11,240	12,367	41,641
Estimated interest component of rent	565	1,383	1,516	1,368	1,095	440	439

Total fixed charges	45,147	18,942	12,504	10,694	12,335	12,807	42,080

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss applicable to common shareholders for the period.